

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 16, 2015

Jason C. Chang
President
Sunstock, Inc.
111 Vista Creek Circle
Sacramento, California 95835

      Re: **Sunstock, Inc.**
              Amendment No. 1 to Registration Statement on Form S-1
              Filed December 19, 2014
              File No. 333-198085

Dear Mr. Chang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note certain of your disclosures relate to goals you intend to accomplish in 2014. Please update.

The Business: The Company's Presence in the Market, page 17

2. In an appropriate place in this discussion, please acknowledge, as you do in Note 8 to your unaudited interim financial statements, that your first store was forced to close on August 21, 2014, and that you have only one store that remains open.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

3. In comment 13 of our letter dated September 9, 2014, we asked you to disclose the probability of success of management's proposed actions addressing the uncertainty of your ability to continue as a going concern. Please revise to include this disclosure.

4. In your response to comment 13 of our letter dated September 9, 2014, you indicated that your CEO and other shareholders were planning on continuing to fund the Company's operations for the next 12 months or until the Company generates sufficient revenue. Assuming your CEO and other shareholders are contractually committed to provide such funds, please disclose this contract as an exhibit under Item 601(b)(10) of Regulation S-K. Note that if you are party to an oral contract that, if it were written, would be required to be filed as an exhibit under Item 601(b)(10), you should provide a written description of that contract as an exhibit. Please see Regulation S-K C&DI 146.04, available on our website. If they are not contractually committed to do so, please state as much.

5. In your response to comment 15 of our letter dated September 9, 2014, you indicate that a $102,938 shareholder loan was made to cover certain losses. You disclosed this loan on page 23. As with comment 5 above, please disclose this loan contract as an exhibit under Item 601(b)(10) of Regulation S-K.

6. We reviewed the revisions made in response to comment 14 in our letter dated September 9, 2014. Reference is made to the sixth full paragraph on page 23. Please revise to describe what your expansion plans over the next twelve months are and the anticipated cost.

7. Reference is made to the third paragraph in Note 6 on page F-7, which states that you have not recorded any salary expenses in 2014 since your officer and store employees have contributed time without compensation and that you approximate the quarterly expense for comparable services would have totaled $40,000. Please provide similar disclosure in your discussion of results of operations highlighting how the relationship between revenues and expenses may change. Refer to Item 303(a)(3) of Regulation S-K.

8. Reference is made to the second paragraph in Note 8 on page F-7, which discusses the closure of a store. Please revise to discuss this closure including the historical and anticipated impact on your results of operations. Refer to Item 303(a)(3) of Regulation S-K. Please also update your disclosure under the Pricing heading on page 23 to reflect the store closure.

Certain Relationships and Related Transactions, page 27

9. In the third and fourth paragraphs, you indicate you made certain loans to executives. And in Note 6 on page F-7, you indicate that one of the loans was paid and the other was

reclassified as compensation. Please explain how you believe these arrangements comport with Section 13(k) of the Securities Exchange Act of 1934.

Condensed Financial Statements, page F-1

Condensed Balance Sheet, page F-1

10. Please tell us the nature of the prepaid expenses as of December 31, 2013 and explain to us why the vast majority of this balance was expensed in fiscal 2014 rather than fiscal 2013 referencing authoritative literature that supports the timing of your expense recognition.

Notes to Condensed Financial Statements, page F-4

Note 5 – Accrued Litigation, page F-7

11. We reviewed the revisions made in response to comment 22 in our letter dated September 9, 2014. Please enhance your disclosure of the nature of the accrued litigation expense, including how the litigation relates to the subscription receivable. Refer to ASC 450-20-50-1. If it is at least reasonably possible that an additional loss may be incurred, please also disclose an estimate of the additional possible loss or range of loss or a statement that such an estimate cannot be made. Refer to ASC 450-20-50-3 through 450-20-50-4.

Note 8 – Commitments, page F-7

12. Please disclose within Note 1 your accounting policy for leases including your policy when rental payments are not made on a straight-line basis. Refer to ASC 840-20-25-1 through 840-20-25-2. Please also confirm that rental expense has historically been recognized on a straight-line basis.

Signatures

13. In comment 26 of our letter dated September 9, 2014, we asked that you have certain officers sign in their individual capacities; we note you revised the signature section, adding a new paragraph and new signatures. Please see the "signatures" section of Form S-1, specifically the second paragraph. We would expect that this language be present instead of your new language and that the officers would date and sign in their capacities as officers.

Exhibits

14. Please include all required exhibits, including an opinion regarding legality and any material contracts. See Item 601 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Adam Phippen, Staff Accountant, at 202-551-3336, if you have questions regarding comments on the financial statements and related matters. Please contact Charlie Guidry, Staff Attorney, at 202-551-3621, or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Lee W. Cassidy, Esq.
       Anthony A. Patel, Esq.